Continental

Press Release

06013734

Continental Global Engineering Excellence Initiative

Study on the Future of Engineering Takes Shape

Eight top international universities compile initial findings of their research on engineering science – Internationalization of universities a key to success

Boston/Hanover, May 2006. Universities with highly demanding engineering programs must intensify their internationalization activities significantly if they want to keep pace with the ever increasing dynamics of economic globalization and the growing complexity of challenging worldwide value-added chains. This is the interim findings of the first comprehensive study on the future of engineering education, currently being compiled by eight renowned top international universities in the scope of the Global Engineering Excellence (GEE) initiative, instigated by Continental AG.

In November of last year, the international automotive supplier started the Global Engineering Excellence initiative in close cooperation with the top universities to study the perspectives and social position of engineers as well as their education and impact on the performance capabilities of economies, and to draw conclusions from these findings. At the most recent meeting of the study participants at the Massachusetts Institute of Technology (MIT) in Boston, the initial findings of the study were discussed. Concrete recommendations are then to be formulated during a second project meeting at the Tsinghua University in Beijing at the end of June. The full findings will be presented during a two-day event with representatives from all participating universities as well as high-ranking representatives from the world of politics and business on November 9 and 10 in Frankfurt.

The results compiled to date indicate that there is a tight intermeshing between the increasing economic globalization and the resulting changes in requirements for an engineering education.

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The professors involved in the project uniformly concluded that, as a consequence, a tight intermeshing of the research and development departments is also essential in a global society in which value added chains and distribution channels are permanently expanding and changing.

"The trends in a globally networked economy must be reflected in the education concepts at universities," said Prof. Bernd Widdig from MIT in Massachusetts, calling for "close coordination and intensive cooperation between the engineering and science branches – at a worldwide level." Prof. Reiner Anderl of the Technical University of Darmstadt, which is heading the study, summed it up by saying that "the goal can only be a globally-oriented engineering program."

The research team feels that it is up to the universities themselves, the companies and, last but not least, those bodies in charge of educational policies to attain this goal. A call for action and recommendations are to be presented on November 10 at an international press conference in Frankfurt.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation posted consolidated sales of EUR13.8 billion. It currently has a worldwide workforce of around 80,600 employees.

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Tel.: 0511 938-1278
Fax: 0511 938-1055
E-mail: prkonzern@conti.de

Bettina Körner
Press Officer
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Tel.: 0511 938-1640
Fax: 0511 938-1055
E-mail: prkonzern@conti.de

Information about the initiative you find on the internet under: www.global-engineering-excellence.org and the Corporate Image and Video Library of Continental under: www.conti-online.com